UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PACIFIC ETHANOL, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

69423U107

(CUSIP Number)

Laurie Smiley, Esq.
Matthew S. Topham, Esq.	Irene Song, Esq.
Preston Gates & Ellis LLP	Cascade Investment, L.L.C.
925 Fourth Avenue, Suite 2900	2365 Carillon Point
Seattle, Washington 98104	Kirkland, WA 98033
(206) 623-7580	(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69423U107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,500,000*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,500,000*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,500,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.5%

14.	Type of Reporting Person (See Instructions) OO

* On April 13, 2006, Cascade Investment, L.L.C. (“Cascade”) acquired 5,250,000 shares of the issuer’s Series A Cumulative Redeemable Convertible Preferred Stock (“Series A Preferred Stock”) at a price of $16.00 per share. Each share of Series A Preferred Stock is convertible at any time at Cascade’s option into a number of shares of the issuer’s common stock (“Common Stock”) equal to the quotient of (x) $16.00 divided by (y) the conversion price in effect at the time of conversion. The conversion price per share of Series A Preferred Stock is currently $8.00 and is subject to anti-dilution protection and other adjustments as set forth in the Certificate of Designations, Powers, Preferences and Rights of the Series A Cumulative Redeemable Convertible Preferred Stock (the “Certificate of Designations”). Using the current conversion price, Cascade’s 5,250,000 shares of Series A Preferred Stock are currently convertible into 10,500,000 shares of the issuer’s Common Stock. Except as otherwise provided in the Certificate of Designations or applicable law, the Series A Preferred Stock votes together with all other classes and series of voting stock of the issuer as a single class on all actions to be taken by the stockholders of the issuer. Each share of Series A Preferred Stock entitles the holder thereof to the number of votes equal to the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible; provided that the number of votes for each share of Series A Preferred Stock shall not exceed the number of shares of Common Stock into which each share of Series A Preferred Stock would be convertible if the applicable conversion price were $8.99.

All shares of Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by Cascade and Mr. Gates.

CUSIP No. 69423U107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,500,000*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,500,000*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,500,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.5%

14.	Type of Reporting Person (See Instructions) IN

* On April 13, 2006, Cascade Investment, L.L.C. (“Cascade”) acquired 5,250,000 shares of the issuer’s Series A Cumulative Redeemable Convertible Preferred Stock (“Series A Preferred Stock”) at a price of $16.00 per share. Each share of Series A Preferred Stock is convertible at any time at Cascade’s option into a number of shares of the issuer’s common stock (“Common Stock”) equal to the quotient of (x) $16.00 divided by (y) the conversion price in effect at the time of conversion. The conversion price per share of Series A Preferred Stock is currently $8.00 and is subject to anti-dilution protection and other adjustments as set forth in the Certificate of Designations, Powers, Preferences and Rights of the Series A Cumulative Redeemable Convertible Preferred Stock (the “Certificate of Designations”). Using the current conversion price, Cascade’s 5,250,000 shares of Series A Preferred Stock are currently convertible into 10,500,000 shares of the issuer’s Common Stock. Except as otherwise provided in the Certificate of Designations or applicable law, the Series A Preferred Stock votes together with all other classes and series of voting stock of the issuer as a single class on all actions to be taken by the stockholders of the issuer. Each share of Series A Preferred Stock entitles the holder thereof to the number of votes equal to the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible; provided that the number of votes for each share of Series A Preferred Stock shall not exceed the number of shares of Common Stock into which each share of Series A Preferred Stock would be convertible if the applicable conversion price were $8.99.

All shares of Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by Cascade and Mr. Gates.

Item 1.	Security and Issuer

This statement relates to the common stock, $.001 par value per share (the “Common Stock”) of Pacific Ethanol, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 5711 N. West Avenue, Fresno, CA  93711.

Item 2.	Identity and Background

(a)  This Statement is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (“Gates”).  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”

(b)-(c)  Cascade is a limited liability company organized under the laws of the State of Washington.  Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its owner.  The address of Cascade’s principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington 98033.

William H. Gates III, a natural person, is the Chairman of the Board of Microsoft Corporation.  Mr. Gates is the sole member of Cascade.  The address of his principal office and principal place of business is One Microsoft Way, Redmond, Washington 98052.

The executive officers and persons controlling Cascade are set forth on Exhibit 99.1, which is attached hereto and incorporated herein by reference.  Exhibit 99.1 sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)-(e)  During the last five years, neither the Reporting Persons nor any person named in Exhibit 99.1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Gates is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Cascade purchased the Common Stock it owns with its working capital. Cascade did not purchase any Common Stock with borrowed funds.

Item 4.	Purpose of Transaction

Cascade acquired the Common Stock for investment purposes only.  The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider the following future courses of action, among others:  (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; (iii) acquiring additional shares of Common Stock in the open market or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Common Stock.  The Reporting Persons have not as yet determined which, if any, of the courses of action specified in this paragraph they may ultimately take.  The Reporting Persons’ future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Stock, the Issuer’s prospects and Cascade’s portfolio.

Except as set forth above and in Item 6, neither of the Reporting Persons nor Cascade’s Business Manager in his role as such has any present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

The Reporting Persons and Cascade’s Business Manager reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer

(a)  See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)  See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)  On April 13, 2006, Cascade purchased from the Issuer 5,250,000 shares of the Issuer’s Series A Cumulative Redeemable Convertible Preferred Stock (“Series A Preferred Stock”) at a price of $16.00 per share in a private transaction pursuant to a Purchase Agreement dated November 14, 2005, between Cascade and the Issuer (the “Purchase Agreement”). Each share of Series A Preferred Stock is convertible at any time at Cascade’s option into a number of shares of Common Stock equal to the quotient of (x) $16.00 divided by (y) the conversion price in effect at the time of conversion. The conversion price per share of Series A Preferred Stock is currently $8.00 and is subject to anti-dilution protection and other adjustments as set forth in the Certificate of Designations, Powers, Preferences and Rights of the Series A Cumulative Redeemable Convertible Preferred Stock (the “Certificate of Designations”). Using the current conversion price, Cascade’s 5,250,000 shares of Series A Preferred Stock are currently convertible into 10,500,000 shares of Common Stock.

(d)  Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

Registration Rights and Stockholders Agreement

In connection with the issuance of the Series A Preferred Stock, the Issuer entered into a Registration Rights and Stockholders Agreement (the “Rights Agreement”) with Cascade. The Rights Agreement is to be effective until the holders of the Series A Preferred Stock, and their affiliates, as a group, own less than 10% of the Series A Preferred Stock issued under the Purchase Agreement, including Common Stock into which such Series A Preferred Stock has been converted (the “Termination Date”). The Rights Agreement provides that holders of a majority of the Series A Preferred Stock, including Common Stock into which the Series A Preferred Stock has been converted, may demand and cause the Issuer, at any time after April 13, 2007, to register on their behalf the shares of Common Stock issued, issuable or that may be issuable upon conversion of the Series A Preferred Stock (the “Registrable Securities”). Following such demand, the Issuer is required to notify any other holders of the Series A Preferred Stock or Registrable Securities of its intent to file a registration statement and, to the extent requested by such holders, include them in the related registration statement. The Issuer is required to keep such registration statement effective until such time as all of the Registrable Securities are sold or until such holders may avail themselves of Rule 144(k). The holders are entitled to three demand registrations on Form S-1 and unlimited demand registrations on Form S-3; however, the Issuer is not obligated to effect more than two demand registrations on Form S-3 in any 12-month period.

In addition to the demand registration rights afforded the holders under the Rights Agreement, the holders are entitled to “piggyback” registration rights. These rights entitle the holders who so elect to be included in registration statements to be filed by the Issuer with respect to other registrations of equity securities. The holders are entitled to unlimited “piggyback” registration rights.

The Rights Agreement provides for the initial appointment of two persons designated by Cascade to the Issuer’s Board of Directors, and the appointment of one of such persons as the Chairman of the Compensation Committee of the Board of Directors. These appointments occurred on April 13, 2006, in connection with the closing of Cascade’s purchase of the Series A Preferred Stock. Following the Termination Date, Cascade is required to cause its director designees to resign from all applicable committees and boards of directors, effective as of the Termination Date.

The Rights Agreement further provides that the Issuer agrees to cause each person serving as an executive officer, director or manager of the Issuer or any subsidiary of the Issuer to execute and deliver a Voting Letter Agreement in the form attached to the Rights Agreement pursuant to which such person shall grant the Issuer an irrevocable proxy to vote all of such person’s voting securities in the Issuer in favor of the directors nominated by Cascade at any shareholder meeting at which directors are to be elected. The Voting Letter Agreements shall terminate on the Termination Date.

Lock-Up Agreement

In connection with the issuance of the Series A Preferred Stock, William L. Jones, Neil M. Koehler and Ryan W. Turner (each a “Stockholder”), the Issuer and Cascade entered into a Lock-Up Agreement (the “Lock-Up Agreement”). The Lock-Up Agreement provides that, through April 13, 2007, no Stockholder shall sell or otherwise transfer more than 40% of the shares of Common Stock that such Stockholder held on April 13, 2006.

The information set forth in response to this Item 6 is qualified in its entirety by reference to the Rights Agreement (see Exhibit 99.2) and the Lock-Up Agreement (see Exhibit 99.3), which are incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
99.1	List of each executive officer, director or person controlling Cascade Investment, L.L.C.
99.2

Registration Rights and Stockholders Agreement (including Form of Voting Letter Agreement) dated as of April 13, 2006 by and between Pacific Ethanol, Inc. and Cascade Investment, L.L.C. (incorporated by reference to Exhibit 10.43 to Pacific Ethanol’s Form 10-KSB for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on April 14, 2006, File No. 000-21467)

99.3	Lock-Up Agreement dated as of April 13, 2006 by and among Pacific Ethanol, Inc., Cascade Investment, L.L.C. and the persons listed on Schedule I thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2006	CASCADE INVESTMENT, L.L.C.

	By:	/s/ Michael Larson
Name: Michael Larson
Title: Business Manager

WILLIAM H. GATES III

	By:	/s/ Michael Larson
Name: Michael Larson*
Title: Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either of us will be filed, on behalf of each of us.

Dated: April 21, 2006	CASCADE INVESTMENT, L.L.C.

	By:	/s/ Michael Larson
Name: Michael Larson
Title: Business Manager

WILLIAM H. GATES III

	By:	/s/ Michael Larson
Name: Michael Larson*
Title: Attorney-in-fact

*  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.